EXHIBIT 17.2
                            FIRECREEK PETROLEUM, INC.
[FIRECREEK LOGO]


7 May 2006

Boards of Directors of
EGPI Firecreek, Inc. and
Firecreek Petroleum, Inc.
c/o Dennis R. Alexander,
Chairman of the Board
6564 Smoke Tree Lane
Town of Paradise Valley, Arizona 85253

Dear Mr. Chairman:

My doctor recently advised me of a potentially serious health condition, which requires medical attention and a change of lifestyle. I will no longer be able to perform the duties associated with the President and Chief Executive Officer of EGPI Firecreek, Inc. and Firecreek Petroleum, Inc.

It is with regret that I must resign as President and Chief Executive Officer of EGPI Firecreek, Inc. and Firecreek Petroleum, Inc., and from all directorships, officer, committee and other positions that I hold with these companies and their subsidiaries.

This resignation is effective, 8 May 2006. Subject to my health and schedule I will be available for consultation and evaluation of new projects and assistance in the completion of current projects as you may request.

I am truly sad at this necessary departure from Firecreek after twenty years of developing the company, especially since it is finally in a position for substantial growth and profits. I see great things in EGPI-Firecreek's future and it is unfortunate that I will not be able to be an active part of that growth. Best of luck with the Ten Mile Draw project, it's a winner!

Yours very truly,

/s/ John R. Taylor
-------------------
John R. Taylor
President and Chief Executive Officer
Member of the Board of Directors